June 16, 2015

Tom Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:       Crowd 4 Seeds, Inc.

Registration Statement on Form S-1

Filed March 25, 2015

File No. 333-202970

Dear Mr. Kluck,

Crowd 4 Seeds, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated June 8, 2015. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1.	We note your response to comment 2 in our letter dated April 23, 2015 and reissue the comment in part. Please confirm that you plan supplementally to provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

No written communications have been made in connection with the securities to be offered pursuant to this registration statement.

2.	We note your additional disclosure in response to comment 3 of our letter dated April 23, 2015. We also note your disclosure on page 10 of the prospectus that you are a “shell company” under Rule 405 of the Securities Act and that your selling shareholders have recently received the shares being offered for resale which appear to represent all of your outstanding shares held by non-affiliates. In light of this, it appears that your selling shareholders are underwriters. See SEC Release 33-8869 (2007). That Release makes it clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise accordingly your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus as applicable.

We respectfully disagree with the Staff's analysis. This registration statement includes a primary offering by the issuer and a resale offering by the selling shareholders. In determining whether an offering by a selling shareholder should be viewed as a resale offering or a primary offering on behalf of an issuer consideration should be given to (i) how long the selling shareholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities and finally, (vi) whether under all the circumstances it appears that the seller is acting as a conduit to the issuer. See SEC Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09 (Jan. 26, 2009). Moreover, while we agree that a resale of shares of shell companies cannot be made in reliance on Rule 144 until the conditions of Rule 144(i)(2) are met, a resale of shares of shell companies can be made pursuant to a resale registration statement. See http://www.sec.gov/info/smallbus/secg/rules144-145-secg.htm How can securities of shell companies be resold? (Modified 02/15/2008). Rule 144 is a non-exclusive safe harbor for resale of securities in the absence of a resale registration statement. However, when securities are sold pursuant to a resale registration statement, the selling shareholders who purchased and fully paid for their shares long before they were registered should not be deemed underwriters.

The following analysis refers to all the selling shareholders except for our biggest shareholder, CEO & President, Mr. Itzhak Ostashinsky: (i) All selling shareholders have held the shares for a significant period of time of more than six month and therefore should not be viewed as offering on behalf of the issuer; (ii) All selling shareholders purchased and fully-paid for their shares in a private placement, which was completed long before the initial filing of the registration statement. Furthermore, the terms of the private placement did not include any commitment that the shares purchased by the selling shareholders would ever be registered; (iii) None of the shareholders have any business relationship with the issuer; (iv) The amount of shares offered by the selling shareholders represents less than 20% of the amount of shares offered by the issuer; (v) None of the selling shareholders are in the business of underwriting securities; (vi) The foregoing analysis clearly shows that none of the shareholders may be viewed as acting as a conduit to the issuer. Also, as indicated in the registration statement, all proceeds from any sale by any of the selling shareholders will go directly to such selling shareholders and the issuer shall not be entitled to any of such proceeds.

The following analysis refers to our biggest shareholder, CEO & President, Mr. Itzhak Ostashinsky: Although Mr. Ostashinsky is offering a significant amount of shares and is an officer and director of the issuer, he should not be deemed underwriter as he has held the shares for more than a year, he is not and has never been in the business of underwriting securities and none of the proceeds from the sale of any of his shares will go to the issuer. Therefore, Mr. Ostashinsky, as the rest of the selling shareholders, should not be deemed underwriter.

3.	We have referred your response to comment 4 in our letter dated April 23, 2015 to the Division of Trading & Markets, which may have further comments.

We are standing by to hear if there will be any comment.

Risk Factors

Risks Related to the Business, page 5

4.	We note your revised disclosure on page 23 in response to comment 1 in our letter dated April 23, 2015 that as an “emerging growth company” you have elected to take advantage of the benefits of an extended transition period, provided by Section 7(a)(2)(B) of the Securities Act. Please revise your filing to provide a risk factor stating the following:

☐ This election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies; and

☐ As a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The following risk factor has been added:

"As an "Emerging Growth Company" we have elected to take advantage of the benefits of an extended transition period provided by Section 7(a)(2)(B) of the Securities Act.

This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to companies that comply with public company effective dates."

Description of Business

Company Overview, page 23

5.	We note your revised disclosure on page 23 that you plan to prohibit prospective U.S. investors from accessing startup material until you register as a broker-dealer under Section 15(a) of the Securities Exchange Act of 1934. Please supplement your disclosure to explain specifically how your web platform will restrict U.S. investors from accessing such materials.

The following explanation has been added:

"Anyone trying to gain access to the offering materials posted on our website will first need to fill out a short questionnaire which will include a question about the country of residence. Anyone answering U.S.A or any of its states will be prohibited from gaining access to the page showing the offering materials of the presenting companies."

Business Model

Transaction Revenue Model, page 24

6.	We note your revised disclosure in response to comment 19 of our letter dated April 23, 2015. Please disclose the range of the transactional success fee as a percentage to the total amount raised by such startup companies or advise.

A range has been added as follows:

"We will receive a certain percentage ranging between 5% to 10% as a transaction success fee for each fundraising campaign that reaches its funding goal."

Regulatory Environment, page 25

7.	We have considered your revisions in this section in response to comment 17 in our letter dated April 23, 2015. Please expand your disclosure to more fully discuss current regulatory limitations and probable regulations, in accordance with Item 101(h)(4)(ix) of Regulation S-K.

The disclosure has been expanded as follows:

"Although the scope and specifications of that regulation have yet to be determined, it is expected that such regulation will include limitations on the amount a company could raise, the amount each investor could invest, the type of information that would need to be disclosed by the offering companies, as well as certain qualifications and obligations with respect to those involved in the equity-based crowdfunding process, and possibly a registration with the ISA."

Our Plan, page 25

8.	We note your revisions in this section in response to comment 13 in our letter dated April 23, 2015. Please supplement your disclosure to discuss the impact, if any, of proposed regulatory changes under consideration by the ISA.

We do not expect that the proposed regulatory regime under consideration by the ISA will impact our plan.

* * * * *

We acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the Amended S-1; and

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Itzhak Ostashinsky, President and Chief Executive Officer, at + (972) 50-7844477 or Lior Ostashinsky, Legal Counsel, at + (972) 50-5485348 if you have questions or need additional information.

Sincerely,

Crowd 4 Seeds, Inc.

/s/ Itzhak Ostashinsky

Itzhak Ostashinsky, President & CEO